SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO-I/A
                                  (RULE 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                               CIRRUS LOGIC, INC.
                       (Name of Subject Company (Issuer))

                               CIRRUS LOGIC, INC.
                        (Name of Filing Person (Offeror))

 Options under the Cirrus Logic, Inc. 1996 Stock Plan, the ShareWave, Inc. 1996
       Flexible Stock Incentive Plan, the Stream Machine 2001 Stock Plan and the Cirrus Logic, Inc. 2002 Stock Option Plan to Purchase Common Stock,
           Par Value $0.001 Per Share (Title of Class of Securities)

                                   172755 10 0
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                Steven D. Overly
                 Senior Vice President, Chief Financial Officer,
                          General Counsel and Secretary
                               Cirrus Logic, Inc.
                                2901 Via Fortuna
                               Austin, Texas 78746
                                 (512) 851-4000
                     (Name, address and telephone number of
                      person authorized to receive notices
                 and communications on behalf of filing person)

                                    Copy to:

                            Maureen S. Brundage, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:             Not applicable.
       Form or Registration Number:        Not applicable.
       Filing party:                       Not applicable.
       Date filed:                         Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]  third party tender offer subject to Rule 14d-1.
      [X]  issuer tender offer subject to Rule 13e-4.
      [ ]  going-private transaction subject to Rule 13e-3.
      [ ]  amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Cirrus Logic, Inc. ("Cirrus Logic") with the Securities and Exchange Commission on November 20, 2002 relating to the offer by Cirrus Logic to exchange all stock options held by eligible employees that are outstanding under the Cirrus Logic, Inc. 1996 Stock Plan; ShareWave, Inc. 1996 Flexible Stock Incentive Plan; Stream Machine Company 2001 Stock Plan; and Cirrus Logic, Inc. 2002 Stock Option Plan for new options to be issued under either Cirrus Logic, Inc. 1996 Stock Plan or the Cirrus Logic, Inc. 2002 Stock Option Plan as will be determined by the Board of Directors on the day of grant, upon the terms and subject to the conditions set forth in the (i) Offer to Exchange, dated November 20, 2002 ("Offer to Exchange") and (ii) Supplement to Offer to Exchange, dated December 9, 2002 filed as exhibit (a)(11) to this Schedule TO-I/A.

Item 2.   Subject Company Information.

          Item 2(b) is hereby amended and supplemented as follows:

               (i) The fourth paragraph from the bottom on Page (iii) of the Offer to Exchange is hereby amended by deleting the number:
          "10,889,009"  and inserting in lieu thereof the number:  "10,607,009";
          and

               (ii) The third  paragraph  under the heading  "Consideration"  in
          Section 9 ("Source and Amount of Consideration; Terms of New Options") of the Offer to Exchange is hereby amended and restated in its entirety to read as follows:

                    "As of November 18, 2002, Options to purchase  approximately
               10,607,009 shares of our common stock had been granted and were outstanding under the Option Plans. If we receive and accept tenders of all Options outstanding as of November 18, 2002, we will grant New Options to purchase approximately 5,737,976 shares of our common stock. If all Options are properly tendered, accepted and cancelled, the common stock issuable upon exercise of the New Options granted in exchange will equal approximately 6.8% of the total shares of our common stock outstanding as of November 18, 2002.".

Item 4.   Terms of the Transaction.

          Item 4(a) is hereby amended and supplemented as follows:

               (i)  Question  12 under the heading  "Summary  Term Sheet" of the
          Offer to Exchange is hereby amended by adding after the second sentence of such Question 12 the following:

                    "If you choose not to tender  your  Options,  this  decision will neither affect your eligibility to receive grants of options from us in the future, if any, nor increase or decrease the likelihood that we will grant you any options in the future.";

               (ii) Question 30 under the heading "Summary Term Sheet" of the Offer to Exchange is hereby amended and restated in its entirety to read as follows:

               "30. How will I know if E*TRADE has received my Letter of Transmittal electing to tender my Options?

                    We or  E*TRADE  will  confirm  receipt  of  your  Letter  of
               Transmittal tendering your Options (and any withdrawal) shortly after E*TRADE receives it. In accordance with Rules 13e-4(f)(5) and 14e-1(c) under the Securities Exchange Act of 1934, as amended, all Tendered Options that are properly tendered and not validly withdrawn prior to the Expiration Date will be accepted for exchange promptly after the Expiration Date. Also, promptly after the Expiration Date, we or E*TRADE will send via E-mail to each tendering Option holder a notice indicating the number of shares subject to the Tendered Options that we have accepted and cancelled, the number of shares that will be subject to the New Options, and the expected grant date of the New Options. We are also distributing to you with this Offer to Exchange your personal summary of the Options that have been granted to you, including information relating to the grant date and exercise price of your Options. (Page 15)";

               (iii) The second paragraph under Section 3 ("Status of Options Not Exchanged; Declining this Offer") of the Offer to Exchange is hereby amended by adding after the last sentence of such second paragraph the following:

                    "If you do not return either the  Transmittal  Letter or the
               Decline Letter, you will be deemed to have chosen not to tender any Options pursuant to this Offer. If you choose not to tender your Options, this decision will neither affect your eligibility to receive grants of options from us in the future, if any, nor increase or decrease the likelihood that we will grant you any options in the future. For a description of the other consequences of not accepting this Offer, see "SUMMARY TERM SHEET--What happens to my Options if I do not accept this Offer or if my acceptance does not qualify under the terms of this Offer?".";

               (iv) The first paragraph under the heading "Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects" in Section 4 ("Procedures for Tendering Options") of the Offer to Exchange is hereby amended and restated in its entirety to read as follows:

                    "We will determine, in our sole discretion, all questions as to form of documents and the validity, form, eligibility (including time of receipt), and acceptance of any Tendered Options, and all questions as to the number of shares subject to Tendered Options or to be subject to New Options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all Tendered Options that we determine do not comply with the conditions of this Offer (including the condition that if you tender any of your Options, you must tender all of your Options), that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we intend to accept properly and timely Tendered Options (which are not validly withdrawn) promptly after the expiration of this Offer. We reserve the right to waive any defect or irregularity in any tender with respect to any particular Options or any particular Option holder. No tender of Options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering Option holder or waived by us. Neither we, E*TRADE, nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice.";

               (v) The third paragraph under Section 5 ("Withdrawal Rights") of the Offer to Exchange is hereby amended by deleting the words:
          "January 22, 2003" and inserting in lieu thereof the words: "January 17, 2003";

               (vi) The fifth sentence of the first paragraph under the heading "Acceptance of Tendered Options" in Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") of the Offer to Exchange is hereby amended and restated in its entirety to read as follows:

                    "Promptly after the Expiration Date, we or E*TRADE will send via E-mail to each tendering Option holder a notice indicating the number of shares subject to the Tendered Options that we have accepted and cancelled, the number of shares that will be subject to the New Options, and the expected grant date of the New Options. In addition, shortly after the grant date of the New
               Options, we will notify you of the Market Price of the New Options, the plan under which your New Options have been issued, as well as provide you with a copy of the Stock Option Agreement pursuant to which your New Options will be granted.";

               (vii) The first sentence of the first paragraph under Section 7 ("Conditions of this Offer") of the Offer to Exchange is hereby amended by deleting the words: "including any action or omission by us,";

               (viii) Paragraph (1) under Section 7 ("Conditions of this Offer") of the Offer to Exchange is hereby amended and restated in its entirety to read as follows:

               "(1) there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of this Offer, the acquisition of some or all of the Tendered Options pursuant to this Offer, the issuance of New Options, or otherwise relates in any manner to this Offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Cirrus Logic or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of this Offer of providing to us the opportunity to align employee and stockholder interests and offer eligible employees a valuable incentive to stay with Cirrus Logic and to achieve high levels of performance. (See the "SUMMARY TERM SHEET--Why are you making this Offer?;--Why can't Cirrus Logic simply reprice my Options as I have seen done at other companies?;--Why can't I just be granted more options without having my outstanding Options cancelled? and Section 2 of the Offer to Exchange for a further discussion of the contemplated benefits of this Offer to us);";

               (ix) Paragraph (6) under Section 7 ("Conditions of this Offer") of the Offer to Exchange is hereby amended and restated in its entirety to read as follows:

               "(6) any change or changes  shall have  occurred in our business, condition (financial or other), assets, income, operations, prospects or stock ownership or that of our subsidiaries that, in our reasonable judgment, is material and adverse to us or our subsidiaries.";

               (x) The second sentence of the first paragraph under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") of the Offer to Exchange is hereby amended by deleting the number: "3,253,375" and inserting in lieu thereof the number: "2,956,375"; and

               (xi) The third sentence of the first paragraph under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") of the Offer to Exchange is hereby amended by deleting the number: "29.9%" and inserting in lieu thereof the number:
          "27.8%".

Item 10.  Financial Statements.

          Item 10(a) is hereby amended and supplemented as follows:

               (i) The first paragraph and the table of financial information following the first paragraph under the heading "Financial Information" in Section 11 ("Information Concerning Cirrus Logic") of the Offer to Exchange is hereby amended and restated in its entirety and reads as follows:

                    "The  following  table  sets  forth  selected   consolidated
               financial operating data for Cirrus Logic. The selected historical statement of operations data for the years ended March 31, 2001 and March 30, 2002 and the selected historical balance sheet data as of March 31, 2001 and March 30, 2002 have been derived from the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended March 30, 2002 that have been audited by Ernst & Young LLP, independent auditors. The selected historical statement of operations data for the six months ended September 29,

               2001 and September 28, 2002 and the selected historical balance sheet data as of September 28, 2002 have been derived from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2002. Our financial information for the six months ended September 29, 2001 and September 28, 2002 is unaudited, but, in our management's opinion, include all adjustments necessary to present fairly the financial information for those periods. The results of operations for the six months ended September 28, 2002 are not necessarily indicative of the results of operations we may expect for the full fiscal year ending March 29, 2003. The information presented below should be read together with our consolidated financial statements and the notes related thereto as well as the sections of our Annual Report on Form 10-K for the fiscal year ended March 30, 2002 and our Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2002 entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." We have presented the following data in thousands, except per share data.


                                                                       Six Months Ended             Fiscal Year Ended*
                                                                   September     September        March 30,     March 31,
                                                                   ---------     ---------        ---------     ---------
                                                                    28, 2002      29, 2001          2002          2001
                                                                    --------      --------          ----          ----
                                                                         (unaudited)
Consolidated Statement of Operations Data:                                   (in thousands, except per share data)

Net sales                                                           $149,338       $254,953        $410,976      $769,635
Cost of sales                                                         74,618        203,928         314,227       478,872
Income (loss) from operations                                        (34,142)       (54,555)       (232,590)       70,784
Income (loss) from continuing operations before
  extraordinary gain and accounting change                           (32,746)       (38,685)       (204,081)      143,231
Net income (loss)                                                    (34,198)       (39,917)       (206,079)      143,176
Basic income (loss) per share from continuing operations
 before extraordinary gain and accounting change                       (0.39)         (0.52)          (2.63)         2.00
Diluted income (loss) per share from continuing operations
 before extraordinary gain and accounting change                       (0.39)         (0.52)          (2.63)         1.86
Basic net income (loss) per share                                      (0.41)         (0.54)          (2.66)         2.00
Diluted net income (loss) per share                                    (0.41)         (0.54)          (2.66)         1.86
Weighted average common shares outstanding (basic)                    83,215         74,238          77,552        71,678
Weighted average common shares outstanding (diluted)                  83,215         74,238          77,552        82,654
Ratio of earnings to fixed charges**                                     n/a            n/a             n/a          11.0


                                                                     As of                                   As of
                                                                   September                         March 30,     March 31,
                                                                   ---------                         ---------     ---------
                                                                    28, 2002                           2002          2001
                                                                    --------                           ----          ----
                                                                  (unaudited)
Consolidated Balance Sheet Data:                                                 (in thousands)
Current assets                                                     $207,976                          $245,665     $533,197
Noncurrent assets                                                   224,615                           235,965       64,808
Total assets                                                        432,591                           481,630      598,005
Current liabilities                                                 101,480                           118,680      159,440
Noncurrent liabilities                                                3,658                             3,709        4,319
Minority interest in eMicro                                             599                             1,092        1,703
Total shareholders' equity                                          326,854                           358,149      432,543
Book value per share                                                   3.92
Working capital                                                     106,496                           126,985      373,757

* During the first quarter of fiscal year 2003, our eMicro joint venture ceased operations and we recorded the results of its operations as discontinued. The results of operations of eMicro for the fiscal years ended March 30, 2002 and March 31, 2001 have been reclassified to discontinued operations for comparative purposes in the consolidated statement of operations data shown here. Consequently, the information shown here will differ from the financial information for the fiscal years ended March 30, 2002 and March 31, 2001 contained in our Annual Report on Form 10-K for the fiscal year ended March 30, 2002.

** The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For purposes of this calculation, earnings consists of income (loss) from continuing operations before provision for income taxes adjusted to exclude fixed charges. Fixed charges consist of interest expense and the portion of rental expense under operating leases deemed by the Company to be representative of the interest factor. Earnings were inadequate to cover fixed charges for the six months ended September 28, 2002 and September 29, 2001 and for fiscal year ended March 30, 2002 by $32.7 million, $38.7 million and $214.5 million, respectively."


Item 12.    Exhibits.

            Item 12 is hereby amended and supplemented by the following:

           (a)(1)   Offer to Exchange, dated November 20, 2002.*

           (a)(2)   Form of Letter of Transmittal.*

           (a)(3)   Form of Decline Letter.*

           (a)(4)   Form of Notice of Withdrawal.*

           (a)(5)   Reserved.

           (a)(6) Cirrus Logic, Inc. Annual Report on Form 10-K for the fiscal year ended March 30, 2002, is incorporated herein by reference.

           (a)(7) Cirrus Logic, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2002, is incorporated herein by reference.

           (a)(8) Letter to employees of Cirrus Logic from the Chief Executive Officer and President of Cirrus Logic.**

           (a)(9)   Presentation to employees of Cirrus Logic, Inc.*

           (a)(10)  Press Release, dated November 20, 2002.*

           (a)(11)  Supplement to Offer to Exchange, dated December 9, 2002.**

           (a)(12)  Form of Notice of Acceptance and Cancellation.**

           (d)(1) Cirrus Logic, Inc. 1996 Stock Plan, as amended and restated through July 25, 2001, is incorporated herein by reference to the Company's Registration Statement on Form S-8 (Registration Statement No. 333-67322).

           (d)(2) Amendment to the Cirrus Logic, Inc. 1996 Stock Plan, effective as of November 1, 2002.*

           (d)(3) ShareWave, Inc. 1996 Flexible Stock Incentive Plan is incorporated herein by reference to the Company's Registration Statement on Form S-8 (Registration Statement No. 333-71046).

           (d)(4) Amendment to the ShareWave, Inc. 1996 Flexible Stock Incentive Plan, effective as of November 1, 2002.*

           (d)(5) Stream Machine Company 2001 Stock Plan is incorporated herein by reference to the Company's Registration Statement on Form S-8 (Registration Statement No. 333-74804).

           (d)(6) Amendment to the Stream Machine Company 2001 Stock Plan, effective as of November 1, 2002.*

           (d)(7) Cirrus Logic, Inc. 2002 Stock Option Plan is incorporated herein by reference to the Company's Registration Statement on Form S-8 (Registration Statement No. 333-101119).

           (d)(8) Amendment to the Cirrus Logic, Inc. 2002 Stock Option Plan, effective as of November 1, 2002.*

           (d)(9) Form of Cancellation/Regrant Program Notice of Grant of Stock Option.*

           (d)(10) Form of Stock Option Agreement under the Cirrus Logic, Inc. 1996 Stock Plan.*

           (d)(11) Form of Incentive Stock Option Agreement under the ShareWave, Inc. 1996 Flexible Stock Incentive Plan is incorporated herein by reference to the Company's Registration Statement on Form S-8 (Registration Statement No. 333-71046).

           (d)(12) Form of Nonqualified Stock Option Agreement under the ShareWave, Inc. 1996 Flexible Stock Incentive Plan is incorporated herein by reference to the Company's Registration Statement on Form S-8 (Registration Statement No. 333-71046).

           (d)(13) Form of Stock Option Agreement under the Stream Machine Company 2001 Stock Plan is incorporated herein by reference to the Company's Registration Statement on Form S-8 (Registration Statement No. 333-74804).

           (d)(14) Form of Stock Option Agreement under the Cirrus Logic, Inc. 2002 Stock Option Plan is incorporated herein by reference to the Company's Registration Statement on Form S-8 (Registration Statement No. 333-101119).

* Previously filed with the Securities and Exchange Commission on November 20, 2002.

**  Filed herewith.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO-I/A is true, complete and correct.

                                             CIRRUS LOGIC, INC.



                                             /s/ Stephanie Lucie
                                             -----------------------------------
                                             Name:   Stephanie Lucie
                                             Title:  Vice President
Date:  December 9, 2002

                                INDEX OF EXHIBITS


            (a)(1)   Offer to Exchange, dated November 20, 2002.*

            (a)(2)   Form of Letter of Transmittal.*

            (a)(3)   Form of Decline Letter.*

            (a)(4)   Form of Notice of Withdrawal.*

            (a)(5)   Reserved.

            (a)(6) Cirrus Logic, Inc. Annual Report on Form 10-K for the fiscal year ended March 30, 2002, is incorporated herein by reference.

            (a)(7) Cirrus Logic, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2002, is incorporated herein by reference.

            (a)(8) Letter to employees of Cirrus Logic from the Chief Executive Officer and President of Cirrus Logic.**

            (a)(9)   Presentation to employees of Cirrus Logic, Inc.*

            (a)(10)  Press Release, dated November 20, 2002.*

            (a)(11)  Supplement to Offer to Exchange, dated December 9, 2002.**

            (a)(12)  Form of Notice of Acceptance and Cancellation.**

            (d)(1) Cirrus Logic, Inc. 1996 Stock Plan, as amended and restated through July 25, 2001, is incorporated herein by reference to the Company's Registration Statement on Form S-8 (Registration Statement No. 333-67322).

            (d)(2) Amendment to the Cirrus Logic, Inc. 1996 Stock Plan, effective as of November 1, 2002.*

            (d)(3) ShareWave, Inc. 1996 Flexible Stock Incentive Plan is incorporated herein by reference to the Company's Registration Statement on Form S-8 (Registration Statement No. 333-71046).

            (d)(4) Amendment to the ShareWave, Inc. 1996 Flexible Stock Incentive Plan, effective as of November 1, 2002.*

            (d)(5) Stream Machine Company 2001 Stock Plan is incorporated herein by reference to the Company's Registration Statement on Form S-8 (Registration Statement No. 333-74804).

            (d)(6) Amendment to the Stream Machine Company 2001 Stock Plan, effective as of November 1, 2002.*

            (d)(7) Cirrus Logic, Inc. 2002 Stock Option Plan is incorporated herein by reference to the Company's Registration Statement on Form S-8 (Registration Statement No. 333-101119).

            (d)(8) Amendment to the Cirrus Logic, Inc. 2002 Stock Option Plan, effective as of November 1, 2002.*

            (d)(9) Form of Cancellation/Regrant Program Notice of Grant of Stock Option.*

            (d)(10) Form of Stock Option Agreement under the Cirrus Logic, Inc. 1996 Stock Plan.*

            (d)(11) Form of Incentive Stock Option Agreement under the ShareWave, Inc. 1996 Flexible Stock Incentive Plan is incorporated herein by reference to the Company's Registration Statement on Form S-8 (Registration Statement No. 333-71046).

            (d)(12) Form of Nonqualified Stock Option Agreement under the ShareWave, Inc. 1996 Flexible Stock Incentive Plan is incorporated herein by reference to the Company's Registration Statement on Form S-8 (Registration Statement No. 333-71046).

            (d)(13) Form of Stock Option Agreement under the Stream Machine Company 2001 Stock Plan is incorporated herein by reference to the Company's Registration Statement on Form S-8 (Registration Statement No. 333-74804).

            (d)(14) Form of Stock Option Agreement under the Cirrus Logic, Inc. 2002 Stock Option Plan is incorporated herein by reference to the Company's Registration Statement on Form S-8 (Registration Statement No. 333-101119).

* Previously filed with the Securities and Exchange Commission on November 20, 2002.

**  Filed herewith.